October 11, 2024

Chen Chen

Kathleen Collins

Uwem Bassey

Matthew Derby

Division of Corporation Finance

Office of Technology

United States Securities

and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Sandisk Corporation –
Draft Registration Statement on Form 10-12B
CIK No. 0002023554

Dear Ms. Chen:

We are in receipt of the written comments of the staff of the Securities and Exchange Commission (the “SEC”), provided to us on August 22, 2024, regarding Amendment No. 1 to the Draft Registration Statement on Form 10 (the “Registration Statement”) of Sandisk Corporation (the “Company”) that was submitted to the SEC on August 9, 2024.

We have considered your comments and have made the responses and changes to the Registration Statement discussed below. For ease of reference, your comments are set forth below in bold font and are followed by the corresponding response.

Changes to disclosure referenced below are reflected in the Company’s revised draft Registration Statement being filed today via EDGAR. We have included page references where revised disclosure addressing a particular comment may be found.

Capitalized terms not otherwise defined in this response letter have the meaning given to them in the revised draft Registration Statement.

Comments

Page 82 – Unaudited Pro Forma Condensed Combined Financial Statements

1.

We note on March 3, 2024, WDC announced that SanDisk China entered into an Equity Purchase Agreement with JCET under which SanDisk China will sell 80% of its equity interest in SDSS to JCET, thereby forming a joint venture between SanDisk China and JCET. Please tell us your consideration to include pro forma financial information related to this transaction. Refer to Rule 11-01(a)(8) of Regulation S-X.

We acknowledge the Staff’s comment and respectfully submit that management evaluated the disposition of SDSS under each of the three significance tests specified by Rule 1-02(w)(1) of Regulation S-X and determined that SDSS is not significant to the Company as it does not meet the 20% significance threshold under any of the required significance tests. Additionally, management considered the guidance under Rule 11-01(a)(8) of Regulation S-X and determined that separate disclosure of pro forma financial information for the disposition of SDSS is not warranted as the disposition of SDSS does not constitute a transaction for which disclosure of pro forma information would be material to investors. Specifically, the primary operational effect of this transaction is that a portion of the subassemblies included in our manufacturing process will be acquired from the SDSS venture rather than from a captive enterprise. We expect this will result in immaterial changes to our cost of inventory and gross profit margins, and management expects that the Company will continue to procure inventory from SDSS in a manner consistent with historical operations.

We have revised our discussion on page 101 of the draft Registration Statement to add the language in bold below to disclose additional information regarding the carrying value of net assets attributable to SDSS, which would be subject to deconsolidation by the Business in connection with the transaction:

As of June 28, 2024, the carrying value of SDSS net assets expected to be sold was approximately $368 million, which is predominantly comprised of $237 million of property, plant, and equipment, net. The carrying value of SDSS net assets does not include an allocation of goodwill. The Company is in process of evaluating the amount of goodwill to be de-recognized in connection with the divestiture.

Page 82 – Unaudited Pro Forma Condensed Combined Financial Statements

2.

Please revise to remove the header for “Transaction Accounting Adjustments” that is currently over all of the columns in the pro forma financial statements and instead limit such reference to only those columns that include transaction accounting adjustments. Refer to Rule 11-02(a)(6) of Regulation S-X.

We acknowledge the Staff’s comment and have revised our unaudited pro forma financial information to present the header for “Transaction Accounting Adjustments” to only be over columns that include Financing/Capitalization Adjustments and Spin-off Adjustments (collectively, “Transaction Accounting Adjustments”), as reflected on page 82 of the revised draft Registration Statement.

Page 86 – Notes to Unaudited Pro Forma Condensed Combined Financial Information, Spin-off Adjustments

3.

Please explain further the adjustments included in pro forma adjustment M and the basis for inclusion of such adjustment as a Spin-off Adjustment. In your response, specify whether the adjustment is supported by the terms of your separation and distribution agreement or any other agreement. Also, tell us your consideration to classify this adjustment as an Autonomous Entity Adjustment or whether the adjustment reflects synergies and dis-synergies related to the spin transaction that should be classified as a Management Adjustment.

We acknowledge the Staff’s comment and have further evaluated the pro forma adjustments previously reflected within adjustment M as discussed below. The associated adjustments have now been reflected as adjustment N within the pro forma financial information.

In pro forma adjustment N, we have reflected an increase in expense associated with the compensation and benefits for certain WDC employees who will be transferred to the Company in connection with the spin transaction; individuals impacted by this adjustment are employed by legal entities that support both the Flash and HDD operations of WDC and adjustments reflect their compensation and benefits in excess of amounts historically allocated to the Company by our Parent. Additionally, in pro forma adjustment N, we have reflected the removal of the compensation and benefits for certain SpinCo employees who will be transferred to our Parent in connection with the spin-off transaction; the costs associated with these individuals were fully reflected within our historical combined statements of operations. Balance sheet amounts associated with the impacted employees are similarly adjusted to align with their employment status of the expected effective date of the spin. The net impact of these adjustments is intended to better reflect the employee costs that would have been incurred by the Company had this realignment of employees occurred at the beginning of the fiscal period presented within our unaudited pro forma statement of operations.

The realignment of employees between the Company and our Parent is consistent with the terms of the Employee Matters Agreement (the “EMA”), which provides the basis for the transfer of employees between WDC and the Company. The EMA outlines the framework for determining which employees will transfer to the Company and which will remain with WDC. Employee transfers which are given effect within pro forma adjustment N will be completed no later than the effective date of the spin transaction.

As this employee realignment is consistent with the provisions of the EMA and will be completed in connection with the spin transaction, management does not believe that the related financial statement impacts are indicative of synergies or dis-synergies which should be classified as a Management Adjustment. Management respectfully submits that the Company has undertaken an analysis of human resource requirements necessary to operate as a stand-alone public company and has reflected the impact of expected headcount increases as a dis-synergy within the ‘Corporate support functions labor-based’ caption of Management’s Adjustments within the unaudited pro forma financial information.

In consideration of the Staff’s comment, we have revised the presentation of the adjustments currently reflected under adjustment N to instead present as a Spin-off Adjustment within the unaudited pro forma financial information. In making this revision to the presentation, our primary consideration included the following: a) the transfer of employees between the Company and WDC is consistent with the EMA, b) employee transfers will be effective no later than the date of the spin, and c) expense adjustments reflect at least in part the variance between compensation and benefit costs to be incurred and by the Company following the effectiveness of the spin transaction and the associated costs which were historically allocated to us by WDC.

Page 105 – Non-GAAP Financial Measures and Use of Certain Terms, Free Cash Flow

4.

We note from your response to prior comment 8, you make cash contributions to Flash Ventures to fund their capital expenditure and inventory purchases, which are subsequently repaid by Flash Ventures through cash generated in their operations. Please explain how these fundings and repayments are reflected within the Notes receivable issuances/proceeds to Flash Ventures line items in investing cash flows. Clarify whether these line items include only amounts paid/repaid for capital expenditure and inventory purchases. To the extent they include amounts related to other cash payments/receipts related to the joint venture, explain further what such amounts represent. In your response provide us with a breakdown of the components of the Notes receivable/issuances balance at the end of each period presented to support the information in your investing cash flow activities. Lastly, explain further what this adjustment is intended to convey and how it is useful to investors.

We acknowledge the Staff’s comment and would like to respectfully clarify that the cash contributions made by the Company to Flash Ventures and classified within the Notes receivable issuances/proceeds to Flash Ventures line items in our investing cash flows are not used to fund our inventory purchases from the Flash Ventures. Our payments for purchases of wafer inventory from the Flash Ventures are part of our routine operations and flow through our operating cash outflows.

We do occasionally make cash contributions to the Flash Ventures in the form of Notes Receivable or equity investments. These contributions are intended to be used by the Flash Ventures primarily to fund their capital expenditures for equipment or infrastructure to support their production of wafer inventory by them.

We account for our contributions as noncurrent assets which are typically recovered over a number of years as the Flash Ventures generate cash from their production and sale of wafer inventory. As the Flash Ventures generate cash flows from their sales of wafer inventory, they utilize their cash to repay our Notes Receivable, which we reflect as investing cash inflows from the return of our initial Note Receivable funding. The Notes receivable issuances/proceeds to (from) Flash Ventures line items within our investing cash flows contain cash payments and receipts related only to these activities.

The use of the proceeds by the Flash Ventures for their business purposes is not reflected in our Statements of Cash Flows. The amounts described as Notes receivable issuances to Flash Ventures and Notes receivable proceeds from Flash Ventures within the investing section of our Statements of Cash Flows reflect only our cash used for the note issuances and cash provided by Flash Ventures as repayments under the notes. As mentioned above, our wafer inventory purchases from Flash Ventures are separately presented within operating cash outflows.

A breakdown of the components of the Notes Receivable issuances/proceeds to Flash Ventures used to support the Flash Ventures’ acquisition of equipment or payments required under its sale-leaseback arrangements line items within our statements of cash flows for each period presented is as follows:

	2024	2023	2022
Beginning balance	$794	$875	$965
Notes receivable issuances	243	627	809
Notes receivable repayments	(482)	(641)	(718)
Foreign currency losses	(64)	(67)	(181)

Ending balance	$491	$794	$875

We view these cash contributions to Flash Ventures, net of any subsequent repayments, as a key use of our free cash flows to support our net investment in establishing wafer production capacity in the Flash Ventures and believe that identification of such is useful to management and our investors. Further, given that our interest in Flash Ventures constitutes a substantial component of our manufacturing capacity, we view our net cash contributions towards Flash Ventures wafer production capacity as analogous to capital expenditures, and as such a key component of our Free Cash Flow.

Please telephone me at (949) 672-7335 with any questions or comments you may have.

Sincerely,

/s/ Brandi Steege

cc:	Sandisk Corporation
Thomas Ivey
Christopher Bors